

15025988

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response. 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing Section

APR 02 2015

Washington DC 404

SEC FILE NUMBER
8- 49951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING_____12/31/14_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
_____
                         (No. and Street)

Santa Monica   California   90401
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Schuman   310-526-5006
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
          Brian W. Anson
_____
                    (Name – if individual, state last, first, middle name)

  18425 Burbank Blvd., #606   Tarzana   California   91356
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Gary Schuman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MDB Capital Group, LLC_____ , as of _____December 31_____, 2014_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

J. L. WRACHER
Commission # 2020673
Notary Public - California
Los Angeles County
My Comm. Expires Apr 19, 2017

_____
Signature

_____CFO & CCO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MDB CAPITAL GROUP LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2014

MDB CAPITAL GROUP, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of MDB Capital Group LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDB Capital Group LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of MDB Capital Group LLC's financial statements. The supplemental information is the responsibility of MDB Capital Group LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2015

2

MDB CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	768,951
Accounts receivable		169,000
Securities at market value		14,279,225
Investment in affiliates		267,050
Fixed assets		
net of accumulated depreciation of $808,237		2,817,558
Prepaid and other assets		221,579
Total assets	$	18,523,363

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	238,663
Accrued salaries		641,701
Subordinated borrowings (Note 3)		786,793
Due to clearing		23,841
Cash debit balance		7,745,880
Total liabilities		9,436,878

MEMBERS' EQUITY:

Members' equity		9,086,485
Total liabilities and members' equity	$	18,523,363

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2014

REVENUES:

Commissions and trading income	$	7,482,000
Investment Income		(1,286,699)
Interest income		600
Other income		1,030,013
Total income		7,225,915

EXPENSES:

Administrative	1,134,039
Clearing charges	218,098
Commissions	3,365,278
Communications	70,701
Consulting	515,984
Legal and professional	135,485
Occupancy	369,965
Salaries	1,824,976
Operations	1,435,330
Total expenses	9,069,855

INCOME BEFORE INCOME TAXES		(1,843,940)

INCOME TAX PROVISION (Note2)

State taxes	12,590

NET INCOME	$	(1,856,530)

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Members' Equity
For the year ended December 31, 2014

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2014	$ 9,724,395		$ 9,724,395
Capital withdrawals	(1,168,000)		(1,168,000)
Net loss		(82,975)	(82,975)
Ending balance December 31, 2014	$ 8,556,395	($82,975)	$8,473,420

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,856,530)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		62,585
(Increase) decrease in:		
Accounts receivable		(113,473)
Securities at market value		2,433,186
Investments		(5,380)
Other assets		376,583
Increase (decrease):		
Accounts payable and accrued expenses		(40,329)
Accrued salaries		229,339
Note payable		(945,451)
Securities sold not yet purchased		(14,937)
Due to clearing		(43,477)
Cash debit balance		(4,715,073)
Total adjustments		(2,776,427)
Net cash used in operating activities		(4,632,957)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(422,301)
Net cash used in investing activities		(422,301)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Subordinated borrowings		786,793
Capital withdrawals		(400,000)
Net cash provided by financing activities		386,793
Decrease in cash		(4,668,465)
Cash at beginning of year		5,437,416
Cash at end of year	$	768,951
Supplemental cash flow disclosures		
Interest		$148,216
Income taxes		$12,590

The accompanying notes are an integral part of these financial statements

6

MDB CAPITAL GROUP LLC

Statement of Changes in Subordinated Borrowings

For the year ended December 31, 2014

Subordinated borrowings at January 1, 2014	$	-
Increases		
Issuance of subordinated notes		786,793
Subordinated borrowings at December 31, 2014	$	786,793

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
MDB Capital Group LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony DiGiandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed subsequent events through February 23, 2015.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2011, 2012 and 2013.

The Company has paid their annual PCAOB dues as of December 31, 2014.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MDB CAPITAL GROUP LLC

Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

Fixed assets	$3,625,795
Less: accumulated depreciation	(808,237)
	$ 2,817,558

Depreciation expense for the year ended December 31, 2014 was $62,585.

Concentrations of Credit Risk:
The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Leases:
The Company committed to an office lease for approximately 4,428 square feet of office space in December of 2009. Under the lease agreement there is a fixed monthly payment of $16,605 for five years, and eight months. The fixed rent will increase annually by 4% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2015	141,418

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

Note 2: INCOME TAXES
The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The company also paid $11,790 during the year due to California's LLC gross receipts tax. Total income tax expense for the year ended December 31, 2014 was $12,590.

Note 3: SUBORDINATED BORROWINGS

At December 31, 2014, the Company has a subordinated note of $786,793 bearing interest of 3% per annum with a maturity date of July 21, 2020. The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule.

Note 4: NET CAPITAL REQUIREMENT
The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2014 the company had a net capital of $3,767,802 which is $3,191,129 in excess of the minimum of $576,673 required, and its ratio of aggregate indebtedness $8,650,085 to net capital was 2.30 to 1 which is less than 15 to 1 maximum ratio of a broker dealer. The minimum net capital is based upon 6 2/3% of aggregate indebtedness of $8,650,085.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Members' equity, December 31, 2014	$ 9,315,280	$ 9,086,485	$ (228,795)
Add: Subordinated liabilities	786,793	786,793	
Subtract - Non allowable assets:			
Receovable from non-customers	130,978	130,978	-
Non allowable securities at market value	1,635,697	1,635,697	
Investment	267,050	267,050	-
Fixed assets	2,817,558	2,817,558	-
Other assets	277,601	259,601	(18,000)
Tentative net capital	4,973,189	4,762,394	(210,795)
Haircuts:	991,430	994,592	3,162
NET CAPITAL	3,981,759	3,767,802	(213,957)
Minimum net capital	562,620	576,673	14,053
Excess net capital	$ 3,419,139	$ 3,191,129	(228,010)
Aggregate indebtedness	8,650,085	8,650,085	-
Ratio of aggregate indebtedness to net capital	2.17	2.30	

The differences were casued by
additional accruals at December 31, 2014.

The accompanying notes are an integral part of these financial statements

10

MDB CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*11**********1235*****************ALL FOR AADC 900
049951    FINRA    DEC
MDB CAPITAL GROUP LLC
401 WILSHIRE BLVD STE YUZU
SANTA MONICA CA 90401-1420
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _20,366_

   B. Less payment made with SIPC-6 filed (exclude interest) (_12,925_)
      @ 7-24-2014
      ___Date Paid___

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _7,441_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _7441_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MDB Capital Group LLC
(Name of Corporation, Partnership or other organization)

X _____
(Authorized Signature)

Dated the 31st day of January, 20 15.

CFO ⊣ CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates.
Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 7,225,915

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts. 1,286,699

  Total additions 1,286,699

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 218,098

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

  (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 148216

  (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 240

  Enter the greater of line (i) or (ii) 148,216

  Total deductions 366,314

2d. SIPC Net Operating Revenues $ 8,146,300

2e. General Assessment @ .0025 $ 20,365 ^{75}

(to page 1, line 2.A.)

2

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
MDB Capital Group LLC
Santa Monica, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by MDB Capital Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MDB Capital Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) MDB Capital Group LLC's management is responsible for MDB Capital Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2015

Assertions Regarding Exemption Provisions

We, as members of management of MDB Capital Group LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(k)(2)(ii)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

MDB Capital Group LLC

By:

_____
Gary Schuman CFO & CCO

_____2|23|15_____
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Santa Monica, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) MDB Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which MDB Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) MDB Capital Group LLC, stated that MDB Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. MDB Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about MDB Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2015



Financial Industry Regulatory Authority

Via regular mail and email to g@mdb.com

March 24, 2015

Gary Schuman
CFO
MDB Capital Group LLC
401 Wilshire Blvd, Ste. 1020
Santa Monica, CA 90401

RE: MDB Capital Group LLC 2014 Annual Audit

Dear Mr. Schuman:

This letter is to inform you that your firm's 2014 annual filing of audited financial statements ("filing") is deficient under Securities Exchange Act Rule 17a-5 because it did not contain:

- Statement of Changes in liabilities subordinated to claims of general creditors

We urge you to review this letter with your independent accountant as soon as possible.

We request that you re-submit the entire audit, including all documents as required above, through the FINRA Firm Gateway interface found on the FINRA website. Additionally, one copy must be filed with the appropriate SEC Regional District Office and one copy with the SEC's Washington, DC Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page.

Your firm must respond by **April 7, 2015**. Questions may be addressed to the undersigned at (213) 613-2605.

Sincerely,

Krystle Rhodes Busch
Principal Regulatory Coordinator

Enclosure: Form X-17A-5 Part III Facing Page

cc: SEC Regional office

        Brian W. Anson
        18425 Burbank Blvd., #606
        Tarzana, CA 91356

Investor protection. Market integrity.

300 South Grand Avenue   t   213 229 2300
Suite 1600   f   213 617 3299
Los Angeles, CA   www.finra.org
90071-3126